Dean Witter Spectrum Series
Monthly Report
September 1997

Dear Limited Partner:

The Net Asset Value per unit for each of the three Dean
Witter Spectrum Funds as of September 30, 1997 was as follows:

Funds               N.A.V.         % change for month
Spectrum Balanced   $13.62                 3.29% Spectrum
Strategic  $11.06                -6.02%
Spectrum Technical  $13.80                           1.85%

In Spectrum Balanced, a balanced portfolio of stocks, bonds and managed futures utilizing the futures, options and forwards markets, profits were recorded during September primarily from long positions in the stock and bond portions of the balanced portfolio, as U.S. stock index and bond futures prices finished the month higher. Additional gains were recorded in the managed futures portion of the portfolio from long positions in these same markets, as well as from long positions in Australian, Japanese and European interest rate futures, as most international bond prices also moved higher. Smaller profits were recorded in currencies as long positions in the German mark, as well as in the Swiss and French francs, profited from an increase in value relative to other world currencies. Additional currency gains were recorded from transactions involving the British pound and Spanish peseta. In tangible commodities, gains from long positions in natural gas futures, as prices increased dramatically during the month, more than offset losses in soft commodities.

In Spectrum Strategic, a Fund managed by three trading advisors who employ fundamental trading methodologies in a diverse portfolio of futures, options and forwards markets, losses were posted for the month primarily from short positions in S&P 500 Index futures as U.S. equity prices moved higher. In soft commodities, losses were recorded from long positions in sugar, cocoa and lumber futures as prices in these markets declined during September. Smaller losses were recorded in agricultural futures from long positions in corn and wheat futures as prices in these markets also moved lower during the month. A portion of the Fund's overall losses during the month was offset by gains recorded in metals from short positions in copper futures, as copper prices moved lower early in the month, and long positions in gold and silver futures, as precious metals prices increased.

In Spectrum Technical, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems across a diverse portfolio of futures, options and forwards markets, gains were recorded primarily from an increase in global bond futures prices during the month. As a result of this upward price move, profits were recorded from long positions in Japanese, Australian and European interest rate futures. Additional gains were recorded in global stock index futures from long positions in European and U.S. stock index futures, as prices in these markets increased, and from short positions in Japanese stock index futures, as Japanese equity prices continued to decline. Smaller gains were recorded in the energy markets as long natural gas futures positions profited from a significant price increase. These gains were partially offset by losses experienced from previously established short positions in the German mark and Swiss franc as the value of these currencies moved higher relative to the U.S. dollar. Smaller losses recorded from trendless price movement in soft commodities also mitigated overall Fund profits for the month.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two
World Trade Center, 62nd Floor, New York, NY 10048, or your
Dean Witter Account Executive.

I hereby affirm that, to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

Mark J. Hawley
President

Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for the Fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF
FUTURE RESULTS.

Funds                    Year                Return
Spectrum Balanced
                    1994 (2 months)                -1.7%
                    1995                 22.8%
                    1996                 -3.7%
                    1997 (9 months)                 17.1%
               Inception-to-Date Return:          36.2%
               Annualized Return:        11.2%
__________________________________________________________
__ _________________________
Spectrum Strategic
                    1994 (2 months)                 0.1%
                    1995                 10.5%
                    1996                 -3.5%
                    1997 (9 months)                  3.7%
               Inception-to-Date Return:             10.6%
               Annualized Return:            3.5%
__________________________________________________________
__ _________________________

Spectrum Technical
                    1994 (2 months)                -2.2%
                    1995                 17.6%
                    1996                 18.4%
                    1997 (9 months)                  1.4%
               Inception-to-Date Return:           38.0%
               Annualized Return:        11.7%


Statements of Operations
For the Month Ended September 30, 1997
(Unaudited)
                                        Dean Witter
Spectrum Balanced
                                        Percent of
                                        September 1,
                                        1997 Beginning
                               Amount   Net Asset Value
                                 $           %
REVENUES
Trading Profit (Loss):
  Realized                    1,615,426
7.04
  Net change in unrealized     (842,660)
(3.67)

  Total Trading Results         772,766      3.37
Interest Income (DWR)            99,787       .43

  Total Revenues                872,553
3.80
EXPENSES
Brokerage commissions (DWR)      93,741       .41
Management fees                  23,913       .10

  Total Expenses                117,654

 .51

NET INCOME (LOSS)               754,899

3.29









Statements of Changes in Net Asset Value
For the Month Ended September 30, 1997
(Unaudited)
                            Dean Witter Spectrum
                          Balanced Units          Amount
                          Per Unit
                                           $          $
Net Asset Value,
 September 1, 1997     1,740,926.279    22,956,839
13.19
Net Income (Loss)                  -       754,899
 .43
Redemptions              (12,719.567)     (173,241)
13.62
Subscriptions             41,477.508       564,924
13.62

Net Asset Value,
  September 30, 1997   1,769,684.220    24,103,421
13.62 The accompanying notes are an integral part of
these financial statements.






      Dean Witter Spectrum Strategic           Dean Witter
Spectrum
Technical
                     Percent of
Percent of
                     September 1, 1997          September 1,
1997
                     Beginning
Beginning
       Amount        Net Asset Value    Amount  Net Asset
Value
           $               %               $           %
     (2,717,535)    (4.37)             5,142,359        3.27
       (621,461)    (1.00)            (1,244,444)
(.79)

     (3,338,996)    (5.37)
3,897,915 2.48
        201,576       .32
538,153
 .34
     (3,137,420)    (5.05)
4,436,068 2.82
         396,037      .64
1,002,196
 .64
        207,078       .33
524,024
 .33

        603,115       .97
1,526,220
 .97

     (3,740,535)    (6.02)
2,909,848 1.85


  Dean Witter Spectrum Strategic      Dean Witter Spectrum Technical
    Units        Amount   Per Unit     Units        Amount       Per
Unit
                 $          $                         $            $
5,278,692.956  62,123,362  11.77  11,601,728.467  157,207,256
            13.55 -  (3,740,535)  (.71)              -    2,909,848
            .25
  (44,646.209)   (493,787) 11.06     (82,366.491)  (1,136,658)
13.80
186,822.617   2,066,258  11.06     393,495.503    5,430,237     13.80

5,420,869.364  59,955,298 11.06  11,912,857.479  164,410,683


13.80









Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Unaudited)



1.  Summary of Significant Accounting Policies

Organization , Dean Witter Spectrum Balanced L.P.
("Spectrum Balanced"), Dean Witter Spectrum Strategic
L.P. ("Spectrum Strategic") and Dean Witter Spectrum
Technical L.P. ("Spectrum Technical") (individually, a
"Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals.
The general partner for each Partnership is Demeter
Management Corporation ("Demeter"). The commodity broker is Dean Witter Reynolds Inc. ("DWR"). Both DWR and Demeter are wholly-owned subsidiaries of Morgan
Stanley, Dean Witter, Discover & Co. ("MSDWD").

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting , The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - Commodity futures contracts and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily Net
Assets for the month in the case of Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum
Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury Bills. For purposes of such interest payments, Net Assets do not include monies due the Partnership on forward contracts and other commodity interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs ,
Brokerage fees for Spectrum Balanced are accrued at a monthly rate of 49/120 of 1% of the Net Assets as of the first day of each month.

Brokerage fees for Spectrum Strategic and Spectrum
Technical are accrued at a monthly rate of 51/80 of 1% of the Net Assets as of the first day of each month.

Such fees will cover all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements -
(Continued)

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemption of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the opening of business on the first day of the month. No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Redemptions , Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a limited partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units may be redeemed as of the end of any month upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the end of the twelfth, eighteenth, or twenty fourth full months following the closing at which such person first becomes a limited partner, may be assessed a redemption charge equal to 3%, 2% or 1% respectively, of the Net Asset Value per
Unit on the date of such redemption. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a
Partnership.

Exchanges - On the last day of the first month, which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships
(subject to certain restrictions outlined in the Limited
Partnership Agreement) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 regardless of its financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage commissions to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR in commodity trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1. Each Partnership is authorized to issue and sell Units at Monthly Closings at a price per Unit equal to 100% of the Net Asset Value of a Unit of such Partnership as of the close of business on the date of such monthly closing.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Continued)

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Dean Witter Spectrum Balanced L.P.
  RXR, Inc.
Dean Witter Spectrum Strategic L.P.
  Blenheim Investments, Inc.
  A. Gary Shilling & Co., Inc.
  Willowbridge Associates Inc.

Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.
  Chesapeake Capital Corporation
   John W. Henry & Co. Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - The management fee is accrued at the rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate) to Spectrum Balanced.

The management fee is accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum
Strategic and Spectrum Technical.


Incentive Fee , Each Partnership will pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in the Limited Partnership Agreement, experienced with respect to each trading manager's allocated Net Assets as of the end of each calendar month. When trading losses are incurred, no incentive fee will be paid in subsequent months until all such losses are recovered.

4.  Legal Matters

On September 6, 10, and 20, 1996 and on March 13, 1997, similar purported class actions were filed in the Superior Court of the State of California, County of Los
Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures &
Currency Management Inc., MSDWD (all such parties referred to hereafter as the "Dean Witter Parties"), certain limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors (including JWH) to those pools. On June 16,
1997, the plaintiffs in the above actions filed a consolidated amended complaint. Similar purported class actions were also filed on September 18 and 20, 1996, in the Supreme Court of the State of New York, New York
County, and on November 14, 1996 in the Superior Court of the State of Delaware, New Castle County against the Dean Witter Parties and certain trading advisors
(including JWH) on behalf of all purchasers of interests in various limited partnership commodity pools sold by DWR. Generally, these complaints allege, among other things, that the defendants committed fraud, deceit, misrepresentation, breach of fiduciary duty,

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Concluded)


fraudulent and unfair business practices, unjust enrichment, and conversion in connection with the sale and operation of the various limited partnership commodity pools. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean
Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties.